Commission file number: 0-18892

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

P.E.
2-28-02

For the month of February 2002

MAYNE GROUP LIMITED

(Translation of Registrant's Name Into English)

Mayne Group House
21/390 St Kilda Road
Melbourne, Victoria 3004
Australia

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F _X_ Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ___ No X.

(If "Yes is marked indicate below the file number assigned to the registrant in

Mayne Group Limited
ABN 56 004 073 410

PO Box 1671N GPO Melbourne
Victoria 3001 Australia
390 St Kilda Road Melbourne
Victoria 3004 Australia
Telephone 61 3 9868 0700
Fax 61 3 9867 1179

27 February 2002

Company Announcements Office
Australian Stock Exchange
Level 4
20 Bridge Street
Sydney NSW 2000

No. of Pages 47 (including this page)

Dear Sir

Information compendium and presentation slides

Please find following Information compendium and presentation slides for the 6 months to 31 December 2001.

The attached compendium notes that the revenue for the half of $2.2 billion is a 67 per cent increase in underlying revenue compared to the previous corresponding period. The media release lodged earlier this morning said this increase was on June 2001 and should have read December 2000.

Yours faithfully,
MAYNE GROUP LIMITED

John Priestley
Company Secretary

Information Compendium For the 6 Months To 31 December 2001

Company contact details

Contact Mayne Investor Relations:

Cameron Fuller
Manager, Investor Relations
Ph: 61 3 9868 0968
Fax: 61 3 9868 0751
Cameron.fuller@maynegroup.com

Let us service you better by keeping your details current on our data base.

e-mail jennifer.allen@maynegroup.com with your details to ensure we can stay in touch with you.

Contents

1. Group Profit Statement

Reported Profit

($m)	1H 01	2H 01	1H 02
NPAT	**46.1**	**60.3**	**92.0**
Unusual items	72.4	(17.2)	3.8
Reported NPAT	**118.5**	**43.1**	**95.8**

Reported NPAT attributable to shareholders including unusual items of $3.8 million was $95.8 million. Unusual items reflect the benefit of the release of a provision of $10.0 million associated with the disposal of the UK Express business that occurred in November 2000, $8.6 million ($2.4 million tax effect) of restructuring costs associated with the cash logistics network and non recurring Faulding integration costs. The large increase in profit compared to prior periods represents underlying business performance improvement as well as the acquisitions of AHC and Faulding.

Profit Statement

($m)	1H 01	2H 01	1H 02
EBIT	100.6	110.6	139.3
Net Interest Expense	26.1	16.3	9.2
Tax Expense	27.2	31.3	35.4
Minority Interests	1.2	2.7	2.7
NPAT	**46.1**	**60.3**	**92.0**
Amortisation of Intangibles	13.8	12.9	25.9
NPAT(Pre amortisation)	**59.9**	**73.2**	**117.9**

The group's NPAT of $92.0 million was 99.6% above the prior corresponding period and 52.6% above the 2H01 result.

The group's NPAT, before the amortisation of intangibles, has increased by $58.0 million to $117.9 million. in the last 12 months.

The improvement in the last six months is primarily the result of increased EBIT from improvement in business performance, strong contribution from the Faulding businesses for the three months since acquisition and a fall in interest charges, which was partially offset by an associated increase in taxation.

Earnings Per Share


20.0
15.0
10.0
5.0
0.0
(cents)
3.8
12.7
3.2
14.1
4.3
15.2
1H 01
2H 01
1H 02
EPS
Amortisation Intangibles

Reported earnings per share ("EPS"), which includes unusual items, was 15.8 cents per share. Underlying EPS, before the impact of unusual items, was 15.2 cents per share, which is 19.7% higher than in the prior corresponding period.

EPS, excluding amortisation of intangibles, increased by 18.2% or 3.0 cents to 19.5 cents.

A fully franked final interim dividend of 6 cents per share has been declared which represents a pay-out ratio of 39.5% of EPS, before the impact of unusual items.

Whilst management's target pay-out ratio is 40% - 50% of pre-unusal EPS, the lower pay-out ratio for this period reflects full dividend entitlements for those shares issued to Faulding's shareholders despite the business only

Sales Revenue


2,500
2,000
1,500
1,000
500
0
($m)
325
1,330
5
1,499
2,221
1H 01
2H 01
1H 02
Underlying
Discontinued

Reported revenue of $2,221 million was achieved during 1H02, a 34.6% increase on the previous corresponding period. Excluding discontinued businesses such as the UK express and the Australian ports business, there was a 67.0% improvement in underlying revenue.

In the last six months organic revenue growth, excluding the three month contribution from Faulding, was more than 4.6%. Healthcare revenue increased 8.9% and logistics revenue contracted by 1.1% reflecting the impact of a slowing economic environment.

Earnings Before Interest & Tax ("EBIT")

($m)	1H01	2H01	1H02
Health Care	59.3	76.2	83.2
Faulding	0.0	0.0	28.2
Logistics			
- Australia	26.0	29.4	26.0
- Canada	7.3	7.8	8.3
Unallocated	(3.7)	(4.3)	(6.2)
Underlying EBIT	**88.9**	**109.0**	**139.5**
Discontinued Services	11.7	1.6	(0.2)
Reported EBIT	**100.6**	**110.7**	**139.3**

Relative to the prior corresponding period, underlying EBIT increased by $50.6 million, or 56.9%, to $139.5 million. The contribution from the group's health care assets increased by $23.9 million to $83.2 million and reflects a significant increase in demand and improved operating efficiency in hospitals, partly offset by the impact of funding cuts in pathology. The underlying performance of the Australian logistics business was consistent with the prior corresponding period but $3.4 million lower than 2H01 reflecting the impact of the Ansett collapse on cargo freight rates and softer domestic economic conditions.

The reported three month contribution from the Faulding businesses was $28.2 million after goodwill amortisation of $11.9 million. The increase in un-allocated costs reflects residual Faulding corporate charges.

The EBIT attributable to discontinued services relates to liquidation costs associated with dormant European holding companies.

Taxation


40
35
30
25
($m)
36.5%
27.2
33.2%
31.3
27.2%
35.4

Reported tax expense of $23.0 million reflects underlying tax payable of $35.4 million which has been offset by the release of a $10 million taxation provision established on the sale of the UK express business and the tax benefit associated with restructuring charges taken in 1H02.

The increase in the underlying tax expense reflects an increase in the pre-tax earnings of the business. The reduction in the effective tax rate from 33.2% to 27.2% reflects a reduction in the Australian corporate tax rate from 34% to 30% from 1 July 2001, the impact of a reversal of prior period over provision and deductibility of the staff

2. Group Balance Sheet

Gross Debt & Deposits


1,200
1,000
800
600
400
200
0
($m)
782
985
581
1016
789
948
1H 01
2H 01
1H 02
Deposits
Gross Debt

As at 31 December 2001 gross debt was $948 million, a decrease of $68 million from June 2001. Deposits (cash and equivalents) increased by more than $208 million to $789 million. The $276 million reduction in net debt to $159 million reflects the net impact of the US$660 million proceeds received from the disposal of Fauldings' US-based oral pharmaceuticals business, the repayment of Faulding debt and the repurchase of $120 million of Faulding securitised receivables following the cessation of this program. The 31 December 2001 net debt position excludes the sale proceeds from the ports divestment which are payable in February 2002, proceeds on sale of the AHC hospitals and the deferred consideration associated with the UK express business. Adjusting for these factors, the Mayne balance sheet would have effectively been un-geared as at 31 December 2001.

Average Net Debt Balance


800
700
600
500
400
300
200
100
0
($m)
7.14%
731
7.39%
440
6.09%
302
1H 01
2H 01
1H 02

Net interest payments decreased by $7.1 million to $9.2 million due to a significant decline in average net debt levels and reduction in interest rates in both the United States and Australia. Currently, surplus cash is being invested in highly-rated short term securities where there is a 50 - 100 basis point spread between investment return and the average debt cost. However US$100 million in medium term notes mature in April 2002 and will be repaid from deposits.

Shares On Issue

(m)	
Opening	**442.6**
Faulding Takeover	361.0
Employee Share Plan	1.8
Dividend Reinvestment Plan	1.2
Option Exercise	1.6
Closing	**808.2**

The number of shares outstanding increased by more than 83% during the last 6 months to 808.2 million This primarily reflects the issue of 361 million shares to Faulding shareholders as acquisition consideration and, to a much lesser extent, the impact of the employee share plan, exercise of options and the dividend re-investment

Capital Employed



4,000
3,500
3,000
2,500
2,000
1,500
1,000
500
0
($m)
203
1,187
435
1,410
159
3,562
1H 01
2H 01
1H 02
Equity
Net Debt

There has been a significant improvement in the group's balance sheet position with shareholders' funds having increased by more than $2.1 billion. The significant increase in shareholders' funds reflects the preference of more than 90 % of Faulding shareholders (by number of shares) preferring to take Mayne scrip rather than cash consideration. Following the disposal of the Purepac oral generics business for US$660 million in October, Mayne has paid out the acquired Faulding debt and reduced its pre-existing debt balance.



1,600
1,400
1,200
1,000
800
600
400
200
0
1,220
383
383
838
837
60
Hospitals
Diagnostics / Med. Centres
Logistics
Hospital Pharma.
Healthcare Services
Other

The majority of capital employed within the health care business relates to the hospital portfolio and the investment in land and buildings in Australia and Indonesia.

Capital employed in diagnostics primarily relates to investment in pathology collection centre licences and purchased goodwill. The capital employed in logistics relates primarily to equipment and facilities.

The acquisition of Fauldings has seen an increase in goodwill, investment in manufacturing facilities particularly pharmaceuticals and an increase in working capital related to raw materials stock and finished goods inventory.

Gearing



25%
20%
15%
10%
5%
0%
14.6%
23.6%
4.3%
1H 01
2H 01
1H 02

As a result of the significant increase in shareholders funds and debt reduction, gearing (measured as net debt as a percentage of net debt plus equity) had fallen from 23.6% at 30 June 2001 to 4.3% at 31 December 2001. This significantly below management's target range of between 35% and 40%,and leaves the company well placed to take advantage of strategic investment opportunities as they arise.

3. Group Cash Flow

Underlying EBITDA


240
220
200
180
160
140
120
100
($m)
10.9%
145.6
12.0%
179.3
10.2%
226.8
1H01
2H01
1H02

Underlying EBITDA (EBIT and D&A from continuing businesses) has increased significantly over the last 6 months reflecting both an increase in existing business and a 3 month contribution from Faulding.

The contraction in EBITDA margin measured as a percentage of underlying revenue reflects the impact of the lower margin of the Healthcare services business as well as some margin pressure across the Australian logistics businesses.

Capital Expenditure


50
40
30
20
10
0
(A$m)
28.4
46.8
18.5
22.2
26.0
18.4
6.6
0.0
Healthcare
Logistics
Faulding
Other
Capital Expenditure
D&A

Gross capital expenditure of $79.6 million was $7.8 million below depreciation and amortisation ("D&A").

Net capital expenditure of $70.2 million was $8.7 million above depreciation and included investment of $79.6 million and asset disposal proceeds of $9.4 million.

Within health care, capital expenditure was lower than D&A despite substantial investment in information technology across hospitals and diagnostics. Following investment in new pathology laboratories in NSW and Victoria in the previous 12 months, capital expenditure in diagnostics primarily related to new imaging equipment required to service AHC hospital sites and increases in modality in others.

Logistics capital expenditure of $18.5 million during 1H02 was more than $3.7 million below D&A. This follows significant investment in new IT systems in both contract logistics and express in the prior twelve months and investment to support growth and improvement in operational efficiency.

Capital investment in Faulding includes a capacity upgrade in the Mulgrave injectables plant, investment in licenses associated with the in-licensing of injectable pharmaceutical products, the installation of the new core IT platform for the healthcare services ("Orion") and consolidation of nutriceuticals manufacturing facilities in Virginia, Queensland. It should be noted that all amounts associated

Other Assets / Liabilities

($m)	1H 01	2H 01	1H 02
Assets Held For Sale	0.0	95.5	49.7
Intangibles	444.2	513.5	1,709.4
Investments	719.9	540.0	647.9
FITB	132.2	131.2	141.8
Currency Swap Principal	65.2	88.5	87.1
Provision for Taxation	84.8	49.3	32.7
Deferred Taxation	46.4	42.0	71.9

The increase in intangibles during the last six months reflects acquisition goodwill and brand values associated with the Faulding acquisition compared to the increase in 2H01 that reflected the AHC acquisition. The change in "investments" reflects an increase in the amount of surplus cash being held in highly rated short term securities which is expected to reduce in April 2002 when the medium term note program is repaid. The increase in deferred income tax in 1H02 relates to the future tax benefit associated with Faulding restructuring charges provided for but not yet incurred. The increase in deferred income tax reflects timing differences associated with the acquired Faulding balance sheet. The reduction in the provision reflects the release of a $10.0 million provision established on the sale of the UK express business that was disclosed as an unusual item.

Underlying Cashflow

	Reported	Adjs.	Normalised
Receipts	2,127	0	2,127
Payments	(1,981)	24.2	(1,957)
	146.0	**24.2**	**170.2**
EBITDA	**226.8**	**0.0**	**226.8**
Working Capital	(80.9)	24.2	(56.6)
	146.0	**24.2**	**170.2**
Net Interest Paid	(10.5)	0.0	(10.5)
Income Taxes Paid	(48.9)	12.0	(36.9)
Capital Expenditure	(79.6)	0.0	(79.6)
Asset Disposals	9.4	0.0	9.4
Dividends Received	0.5	0.0	0.5
Dividends Paid	(24.5)	0.0	(24.5)
Free Cashflow	**(7.6)**	**36.2**	**28.6**

In the last six months there has been an improvement in the level of free funds generated by operations due to an increase in EBITDA and improved capital management.

During this period, revenue collected exceeded cash expenses by $146.0 million, however this included the impact of $24.2 million of non-recurring expenses associated with restructuring that had previously been provided for but not incurred. On a normalised basis, $170.2 million of free funds were generated from operations. Income tax paid during the period included $12.0 million associated with disposal of the UK Express business in November 2001.

After payments for interest, underlying taxation and capital expenditure (including development expenditure) and dividends to shareholders, there was an underlying surplus free cash flow of $28.6 million.

Working Capital Reconciliation

Sources / (Uses) Cash	($m)
Trade Debtors	(58.1)
Other Debtors	7.1
Inventory	(22.0)
Prepayments	(9.6)
Trade / Other Creditors	26.0
	(56.6)

Whilst the increase in trade debtors is a consequence of organic revenue growth, it also reflects a disappointing year end collection processes - predominantly across the Faulding business. During the month of January, collections have improved and the majority of this increase has reversed. The increase in inventory reflects the planned outage at the Mulgrave manufacturing facility, the move to Virginia of VMS manufacturing and the required stock build to satisfy anticipated increases in demand for our products, however, provided this increase in demand eventuates, sales of this inventory will reverse this impact. An increase in pre-payments is a timing issue where as the

4 Hospital Network*

Number Of Admissions


300,000
275,000
250,000
225,000
200,000
175,000
222,658
278,295
298,345
1H01
2H01
1H02

Hospital admissions in Australian hospitals increased by 7.2% to more than 298,000 in the last 6 months, reflecting an increase in demand and maintenance of market share. This increase in demand reflects the expiration of elective surgery exclusion periods for the majority of new members that joined a private health insurance fund prior to the 30 June 2000 deadline for Whole of Life health cover.

During the period four AHC hospitals, which accounted for 23,000 admissions, were subject to agreements to divest, satisfying undertakings made to the ACCC. Post these divestments, 5,956 operational beds remain in the network that were on average, occupied 76.1% of the time. This leaves scope to handle further additional patient demand.

Average Length of Stay (days)


(days)
3.2
3.1
3.0
2.9
2.8
2.7
2.6
2.5
2.98
3.06
3.02
1H01
2H01
1H02

Average length of stay ("ALOS") in Australian hospitals reduced by 1.3% during the period to 3.02 days. This improvement reflects the ongoing benefits of the standardisation of clinical pathways and an increase in the number of day patients being treated. The increase in ALOS in 2H01 reflects the higher ALOS in the acquired AHC network.

ALOS continues to be of key importance as the industry moves towards funding operators on an episodic basis, where a payment is agreed irrespective of the length of stay. During the period approximately 35% of payments from private health funds were episodic and this is expected to increase in the next 12 – 18 months. Episodic funding rates are predominantly based upon industry average ALOS, providing opportunities for efficient operators whose ALOS is below industry average.

Net Revenue Per Admission


$2,400
$2,300
$2,200
$2,100
2,146
2,262
2,333

Net revenue per admission increased by 3.1% during the period, reflecting an increase in compensation rates and an increase in acuity. A number of health fund contracts, including that with Medibank, were negotiated and progressively took effect during the period. These increased the average compensation rate paid during the period by 2%. Net revenue per admission in 2H02 will reflect the full period impact of these increases.

Labour Cost Per Work Hour


$34.0
$33.5
$33.0
$32.5
$32.0
$31.5
$31.0
$30.5
$30.0
31.31
32.29
33.32
1H01
2H01
1H02

Average labour cost (excluding workers compensation charge) per work hour increased by 3.2% in the last six months. This reflects the full period impact of EBA wage rises that occurred in 2001 and the alignment of AHC award rates with Mayne rates. Of key importance going forward will be the retention of existing staff and attracting new staff to Mayne hospitals. To facilitate this, the business focused on creating total career opportunities for nurses, which includes paid study opportunities, employee counselling, child care benefits, school holiday programs, improved security and improved staff facilities. These initiatives are being supported by investment in undergraduate scholarships.

Revenue


750
650
550
450
350
($m)
497.7
651.0
724.7
1H01
2H01
1H02

Revenue for 1H02 of $724.7 million was 45.6% above the prior corresponding period and 11.1% above the previous six months. Whilst this increase primarily reflects the increase in admissions, other contributions include an increase in compensation rates in the Australian hospitals and improved demand in the group's three Indonesian hospitals also contributed to the increase.

Operating Performance

($m)	1H01	2H01	1H02
Revenue	497.7	651.0	724.7
EBITDA	62.9	84.1	98.4
D&A	22.5	30.0	34.0
EBIT	**40.4**	**54.1**	**64.4**

EBIT of $64.4 was $24.0 million above the prior corresponding period and $10.3 million above 2H01. The continued improvement in EBIT reflects improving EBITDA margin and benefits of increasing asset utilisation. The increase in D&A reflects investment in the upgrading of hospital IT infrastructure. From 1 July 2001, the Federal Government further regulated the manner by which hospital operators are reimbursed by health funds for the supply of prosthetic equipment, capping the margin at 5% of the purchased cost. This had an EBIT impact of more than $2

EBITDA Margin


14%
13%
12%
11%
10%
12.6%
12.9%
13.6%
1H01
2H01
1H02

EBITDA margin increased by 70 basis points during the last six months with the modest increases in revenue per admission partly being offset by cost increases. The increase in margin is attributable to the reduction in ALOS and additional admissions generating a higher than average return.. Whilst in some instances these additional admissions require the hiring of higher unit cost agency labor, the higher return is attributable to the leveraging of existing support services and hospital infrastructure.

Following the integration of acquired AHC hospitals into the Mayne network and the closure of the AHC corporate office, both of which were completed by the end of June 2001, in 1H02 there was minimal difference in margin versus the pre-existing hospitals.

Significant investment in technology has occurred in the last 12 months. This includes the upgrade of LAN/WAN across the entire network and the move to a single IBA module across all hospitals. With cost control the key to improving returns, the standardisation of clinical pathways, using the recently developed Pathfinder software and consumable costs using Freemarkets auctions will be of key focus.

5 Diagnostic Imaging Network

Number Of Examinations


750
700
650
600
550
500
(000's)
687.7
711.7
680.1
1H01
2H01
1H02

More than 680,000 examinations were completed during the period, a decrease of 1.1% versus the prior corresponding period. This reflects the full impact of the site rationalisation program in 2H01 where 44 low-modality sites were closed. This was partially offset by an increase in the number of examinations performed in the AHC hospitals where the provision of services occurred progressively during 2H01 with all Victorian AHC hospitals being serviced from 1 July 2001. Seasonality historically results in stronger demand in the second half of the financial year.

Revenue Per Examination


$115
$110
$105
$100
$95
$90
$85
100.6
108.1
112.5
1H01
2H01
1H02

In the last six months, average revenue per examination increased by 4.1% to $112.5 despite a 5% reduction in the scheduled fee for CT examinations in November 2001 which accounts for approximately 20% of revenue. This reflects a reducing reliance on Medicare funding, with the number of examinations which are bulk billed falling from 48% of total revenue to 40% in the last six months and an increase in the number of in-patient episodes. In-patient episodes attract a higher fee than a comparable out-patient examination due to co-payment arrangements with private health funds.

Examinations Per Workhour


1.10
1.05
1.00
0.95
0.90
0.94
1.01
1.06

Efficiency, measured in terms of the number of examinations completed per work hour, improved by 5% during the last six months and 12.8% versus the prior corresponding period. These results reflect the full impact of the site rationalisation program which has enabled a similar number of examinations to be processed across fewer sites, resulting in more efficient allocation of both clinical and non-clinical staff.

Revenue Growth


80
75
70
65
60
55
50
45
40
35
30
($m)
69.5
77.1
76.5
1H01
2H01
1H02

Diagnostic imaging revenue of $76.5 million was 10.1% above the prior corresponding period and inline with the previous six months, with the reduced number of examinations offset by the increase in average fee received. During the period, Mayne provided diagnostic imaging services to all of the acquired Victorian AHC hospitals and progressively increased the modality at some of these sites, including the installation of 2 additional CTs. Since 31 December 2001, consistent with Mayne's strategy, a series of diagnostic imaging assets that complement the existing healthcare network were acquired. On 25 January 2001 Mayne acquired Endeavour's Melbourne radiology practice which included 13 sites and a funded MRI license (which will be applied to a machine being installed at the Avenue Hospital in Victoria).

Operating Performance

($m)	1H01	2H01	1H02
Revenue	69.5	77.1	76.5
EBITDA	9.6	14.8	14.4
D&A	5.6	8.5	7.3
EBIT	**4.0**	**6.3**	**7.1**

EBIT of $7.1 million was 77.5% above the prior corresponding period and, despite marginally lower revenue, was 12.7% above 2H01. This increase reflects the benefit of the strategic initiatives that were progressively implemented in 2H01 and effective cost management. The reduction in D&A reflects the net impact of site closures which was partially offset by investment in additional equipment.

EBITA Margin


12%
10%
8%
6%
4%
2%
0%
8.2%
10.5%
11.6%

An EBITA margin of 11.6% was achieved in 1H02 reflecting an increase in both operating efficiency and average fee per examination. The continuing increase in operating efficiency resulted from site rationalisation and scale efficiencies from merging the four separate state-based infrastructures into a single national infrastructure. In addition, margin is being favourably impacted by the progressive increase in average fee per episode as modality increases.

6 Pathology Network

Number of Episodes


2.6
2.5
2.4
2.3
2.2
2.1
2.0
(m)
2.44
2.49
2.52
1H01
2H01
1H02

Total episodes increased by 3.1% to 2.52 million in the last 12 months to 2.52 million. In Victoria, strong episode growth included the commencement of service provision, from 1 July 2001 to AHC hospitals. In Western Australia episodes grew despite continued aggressive revenue acquisition campaigns by our competitors. Despite the improved service levels from the new North Ryde central laboratory, the number of episodes in New South Wales contracted with new competitors entering the market place and increased competition from local competitors in the Hunter/Gosford region. However, improvement was evident at the back end of the period.

Revenue Per Episode


$50.5
$50.0
$49.5
$49.0
$48.5
$48.0
49.6
50.1
48.8
1H01
2H01
1H02

In the last six months, average revenue per episode decreased by 2.6% reflecting the impact of a 1% reduction in the scheduled fee per episode from July 2001 and the full period impact of the 1% fee cut that occurred in February 2001. In addition, during the period, due to a shortage of collection centre licences, it was necessary to temporarily relocate a number of licences to AHC hospitals to enable outpatient billings. As a result, a number of collection centres were temporarily unable to bill Medicare for services provided, which impacted revenue by approximately $1.0 million. Billing commenced in December following the allocation of additional licences by the Federal Government.

Episodes Per Workhour


1.15
1.10
1.05
1.05
1.13
1.12

Despite ongoing staff management initiatives, including central laboratory staffing mix, there was a marginal contraction in the number of episodes completed per work hour across the network. This reflects both the impact of a contraction in episode numbers in NSW and the impact of the trend towards a higher number of tests requested by GPs per episode. Despite this contraction in episodes per work hour, efficiency continues to be consistent with industry benchmarks. The recent commissioning of new laboratories in both NSW and Victoria has provided additional capacity to efficiently handle significant additional volume.

Revenue


130
125
120
115
110
105
100
($m)
121.1
124.5
123.0
1H01
2H01
1H02

Revenue increased by 1.6% to $123.0 million compared to the previous corresponding period despite fee cuts and the temporary inability to bill Medicare for $1 million of revenue. In addition to the potential for revenue growth from the 5% annual increase in Government outlays, growth potential exists from the recovery of market share in NSW and the provision of services to the growing Mayne medical centre network. In addition, Mayne is in the process of establishing a central laboratory facility in Queensland which is expected to be operational by April 2002. Initially, services will be offered to Mayne hospitals and medical centres.

Operating Performance

($m)	1H01	2H01	1H02
Revenue	121.1	124.5	123.0
EBITDA	20.3	22.0	18.4
D&A	4.8	4.9	4.6
EBIT	**15.5**	**17.0**	**13.7**

Reported EBIT was $1.8 million below the prior corresponding period and $3.4 million below 2H01. Excluding the $1.0 million impact of the temporary inability to bill for Medicare services at a number of collection centres, the contraction in the last six months primarily related to the reduction in revenue per episode and the higher cost of servicing these episodes due to the higher number of requested tests per episode. Whilst the business continues to deliver efficiencies at an operational level and strong fixed cost control, these are partially offset by increases in consumables costs and labour rates of the order of inflation.

EBITA Margin


16%
14%
12%
10%
8%
6%
4%
2%
0%
14.5%
15.4%
13.7%
1H01
2H01
1H02

Underlying margin for 1H02, adjusted for the impact of the un-billed Medicare services, was 13.7%. The 1.8% reduction in EBITA margin in the last six months reflects the impact of fee cuts and costs associated with an increasing number of requested tests per episode. The minor contraction in operating efficiency in NSW, which resulted from the contraction in episodes, has been offset by cost controls employed across the remainder of the business. In an environment where testing requirements are increasing while fees are being cut, ongoing cost control programs remain imperative to prevent margin erosion. Key initiatives currently being implemented include NSW courier vehicle rationalisation, central

7 Medical Centre Network

Number Of Sites

	Number	GPS
Victoria	7	46
New South Wales / ACT	13	126
Queensland	10	87
Western Australia	7	67
	37	**326**
Corporate Health Centres	7	5
	44	**331**

During the last 6 months Mayne has increased its presence in medical centres through the acquisition of a series of stand-alone medical practices as well as the Macquarie Medical Centre Group. As at the end of January, Mayne operated 44 medical centres, including 7 corporate health centres, with patients serviced by 331 GPs.

Sales Revenue


14
12
10
8
6
4
2
0
($m)
6.5
7.8
12.8
1H01
2H01
1H02

Medical centre revenue increased 96.9% in the last 12 months, reflecting the progressive acquisition of practices during the last six months and increased contribution from those practices that had been acquired before the end of June 2001. With the vast majority of practices having been acquired in the last 9 months, 1H02 revenue does not fully reflect the underlying contribution. It is anticipated that 2H02 revenue, which will reflect a full period contribution from all of these medical centres, will be substantially higher than the 1H02 result.

Operating Performance

($m)	**1H01**	**2H01**	**1H02**
Revenue	6.5	7.8	12.8
EBITDA	-0.2	-0.8	-1.1
D&A	0.4	0.4	0.8
EBIT	**-0.6**	**-1.2**	**-1.9**

The current negative EBITDA margin reflects the relatively immature nature of the network and the set-up costs associated with integrating the individual practices to form a cohesive network. The key to generating a return of WACC or more from a medical centre network, excluding diagnostics referrals, is to generate efficiencies of scale by applying a standard business model to each practice which utilises common IT infrastructure and centralises non clinical functions. This enables the focus at practice level to be clinical rather than administrative in nature.

8 Cash Logistics Network

Sales Revenue


125
120
115
110
105
100
95
90
85
80
75
($m)
113.6
117.6
113.8
1H01
2H01
1H02

Revenue of $113.8 million was inline with the prior corresponding period but $3.8 million below that achieved in 2H01. The result for 1H02 reflects the initial impact of the CSA tender, partially offset by an increase in demand for cash transportation following the recent change by the Reserve Bank of Australia to the rules governing placing cash on deposit. Due to the redistribution of CSA work, Armaguard expects it will lose approximately $20 million of revenue in 2002 increasing to $30 million in 2003. However, this is expected to be partially offset by continued strong growth in demand for cash servicing and cash transportation between banks.

Operating Performance

($m)	1H01	2H01	1H02
Revenue	113.6	117.6	113.8
EBITDA	17.5	20.1	18.7
D&A	6.2	6.5	6.0
EBIT	**11.3**	**13.6**	**12.6**

Reported EBIT of $12.6 million excludes restructuring costs of $6.3 million which were disclosed as an unusual item. The contraction in EBIT in the last six months reflects the three month impact of the CSA tender. However as a result of the associated restructure that occurred between October and December, it is not anticipated that there will any further material impact on future results.

The loss of work under the CSA tender has necessitated a series of branch closures and fleet rationalisation with the restructuring costs primarily associated with facility closures and redundancies.

EBITDA Margin


20%
18%
16%
14%
12%
10%
15.4%
17.1%
16.4%
1H01
2H01
1H02

In the last six months EBITDA margin has decreased by 70 basis points to 16.4% reflecting the impact of the CSA tender. With no expectation of either material improvement or contraction in pricing in the immediate future, efficiency improvements in the areas of cash processing and transportation are being implemented. Modified note-handling equipment has now been installed in all major processing centres and the roll out timetable of two-man crewing has been accelerated. Agreements are in place in all states and more than 50 trucks are now operational.

9 Warehouse and Transport Network

Logistics Revenue Sources


35%
30%
25%
20%
15%
10%
5%
0%
Linehaul
Grocery
Retail
ITT
Industrial
Asia
FY00
1H02

In the last 6 months, the transition of the logistics revenue mix to more defensive customer segments continued. This included an increased focus on the retail and grocery segments where demand is essentially independent of economic conditions, and a reduced reliance on the more volatile telecommunications component of the IT&T segment. In the industrial segment, the conclusion of the Paperlinx contract and the commencement of management services to the Westpac print management consortium has resulted in a shift from the handling of bulk commodities to provision of value-added services. Whilst the contribution from Asia increased as a result of growth from existing customers, it does not yet reflect the Unilever contract in Indonesia which commenced on 7 January 2002.

Revenue


350
300
250
200
150
100
50
0
($m)
151.9
149.0
147.1
194.2
185.5
192.7
1H01
2H01
1H02
- Contract
- Express

Total warehouse and transport logistics revenue in Australia (including other Pacific regions) increased 1.6% in the last six months, to $339.8 million, despite unfavorable economic factors.

Express revenue fell by 1.3% to $147.1 million, reflecting full impact of the revenue attrition that occurred in the previous twelve months following re-pricing of previously unprofitable customer accounts. This revenue does not reflect the provision of internal services to Faulding.

Logistics revenue was in line with the prior corresponding period and 3.9% above 2H01 despite the exit from the Paperlinx contract from October. This growth reflects success in retaining major customers such as Kelloggs and the impact of new business including Westpac print management, Streets Ice Cream, Compaq and Esprit. From January, Mayne commenced servicing contracts for Commonwealth Bank, Wella and Schwarzkopf that had been successfully tendered for by Faulding.

A combination of uncertain economic conditions is encouraging potential new customers to seek logistics solutions from specialist providers such as Mayne. This, coupled with improving brand awareness and recognition of the Mayne value proposition, has resulted in a strong new business pipeline. In addition, whilst over the last 12 months there has been a large number of major contracts up for renewal, no major contracts are up for tender before the end of this financial year.

Operating Performance

($m)	1H01	2H01	1H02
Revenue			
- Contract	194.2	185.5	192.7
- Express	151.9	149.0	147.1
	346.1	**334.5**	**339.8**
EBITDA	26.4	28.9	23.8
D&A	11.7	13.1	10.5
EBIT	**14.7**	**15.7**	**13.3**

EBIT for the period was$13.3 million, which was $1.4 million lower than the prior corresponding period reflecting higher air freight costs and an increased business development effort in Asia.

The collapse of Ansett on September 14 had an immediate impact on air freight availability and resulted in additional costs of $2.0 million during the period. Whilst alternative contractual relationships have now been established, these are at higher rates than those previously paid to Ansett and it is anticipated that on-going air freight costs will be in line with those incurred in 1H02. Due to strong demand for integrated logistics solutions in Asia, business development activity has increased resulting in higher costs of $1.5 million during the period. However, the result does not yet reflect contribution from new business successes including Unilever in Indonesia, 2 grocery contracts in Thailand and the substantial Kimberly Clarke contract in Malaysia. In addition, the new business pipeline is strong with several letters of intent signed and contracts being established.

The reduction in D&A despite investment in new technology reflects the impact of the ongoing rolling stock and asset rationalisation program.

EBITDA Margin


9%
8%
7%
6%
5%
4%
7.6%
8.6%
7.0%
1H01
2H01
1H02

EBITDA margin contracted by 0.6% over the last twelve months with the impact of higher air freight costs partially offset by the benefit of internal initiatives including fleet consolidation and a reduction in the use of external contractors to provide out-of-hours servicing.

The successful implementation of the Parcel Management System in August 2001, which consolidated a series of separate IT systems, has had the immediate benefit of more accurate billing. In addition, this single system will enable consolidated invoicing of customers, centralisation of customer service functions and the ability to determine customer profitability.

Whilst there continues to be downward pressure on contract logistics rates, these are generally being offset by the benefit of cost initiatives such as facility rationalisation and site productivity improvements. In addition, the in-sourcing of fashion line-haul and country distribution work previously undertaken by competitors has also reduced costs. During 2H02, Faulding bulk logistics services, including their country distribution network will also be progressively in-sourced.

10 Canadian Express Network

Revenue Growth


190
170
150
130
110
($m)
175.0
186.3
177.6
1H01
2H01
1H02

Revenue increased by 1.5% over the last 12 months however the result for 1H02 of $177.6 million was $8.7 million lower than in the previous period. The contraction in the last six months reflects economic conditions and the impact of September 11 on demand in the traditionally high demand November – December period.

With additional handling capacity available through investment in new hubs, the business increased its share of North - South package movements during 1H02 with the signing up of two agents.

Operating Performance

($m)	1H01	2H01	1H02
Revenue	175.0	186.3	177.6
EBITDA	10.7	11.9	14.0
D&A	3.4	4.1	5.7
EBIT	**7.3**	**7.8**	**8.3**

In Canada, EBIT of $8.3 million was 13.7% above the prior corresponding period and $0.5 million above 2H01 despite lower revenue and the impacts of September 11. This improvement has been driven by improved cost management partially offset by an increased D&A charge. The increase in D&A is associated with the additional investment in the Edmonton and Toronto hubs during 2001 and more recently the investment in automatic sortation equipment which reduces labor costs within the delivery hubs. These hubs have provided additional capacity to expand the revenue base in coming years.

EBITDA Margin


8.0%
7.5%
7.0%
6.5%
6.0%
5.5%
6.1%
6.4%
7.9%

EBITDA margin at 7.9% in 1H02 was 180 basis points above the prior corresponding period and 150 basis points above that achieved in the previous six months, despite lower revenue. The opening of the new Edmonton and Toronto hubs in late 2000 and the increase in the level of hub automation are having a favorable impact on operating efficiency. During the period, the Mayne shared services model was applied in Canada and resulted in the previously

11. Faulding Acquisition

Contribution

The reported Faulding EBIT numbers are for the three month contribution from the date of acquisition and include amortisation of acquisition goodwill. It should be noted that, in terms of the hospital pharmaceuticals business, all goodwill amortisation has been allocated against the Australian operations.

For the basis of revenue comparisons, 1H02 numbers have been presented based upon Faulding management accounts for the period July 2001 – September 2001 and statutory numbers for the period October 2001 – December 2001. Revenue for hospital pharmaceuticals for 2001 are taken from Faulding management accounts as this number was not separately disclosed by Faulding. EBIT margin comparisons are before the impact of acquisition goodwill amortisation.

($m)	Faulding Contribution	Mayne Goodwill Amortisation	Reported EBIT
Healthcare Services	12.63	3.65	8.98
Consumer	6.70	1.22	5.49
Hospital Pharmaceuticals	20.75	7.01	13.74
	40.08	**11.88**	**28.20**

Acquisition Rationale

The acquisition of Faulding is consistent with Mayne's strategy to become an integrated, healthcare service provider. Together, Mayne and Faulding form Australia's leading healthcare service provider and also the leading Australian logistics business servicing the health sector. Business improvement opportunities will come from improved management of the Mayne and Faulding distribution networks and further enhancement of procurement and inventory management systems for Mayne's hospitals. In addition, opportunities will emerge from the further development of an enhanced healthcare service through the bringing together of Faulding's pharmacy distribution network with Mayne's leading network of hospitals, medical centres, pathology and diagnostic imaging centres. Mayne has already integrated corporate functions and the overall strategy, direction and control of the combined operations of Mayne and Faulding, thereby reducing costs.

Injectables Ownership

As part of its initial offer for Faulding, Mayne identified the attractiveness of owning the Faulding's injectables business:

- strong market position in Australia and the United Kingdom
- diverse revenue base spanning many countries with opportunities to grow in many of those;
- diversification of payors; and
- strategic and commercial relationships with Mayne hospitals.

Following a period of due diligence, Teva had sought to apply conditions to the option they held to purchase the business for US$365 million, which may have ultimately impacted the net sale proceeds received by Mayne.

Corporate Integration

In its bidder's statement for Faulding, Mayne indicated that it expected to achieve synergies which would result in savings of at least $18 million. This amount primarily related to corporate costs previously not allocated to the individual businesses, and securitisation costs. As at the end of December 2001, the majority of the costs of running the corporate entity including ASX, shareholder, Board and statutory costs had been eliminated and the securitisation of receivables terminated and repaid.

Business Integration

Immediately following the completion of the acquisition of Faulding a review of the businesses was undertaken by a team of Faulding / Mayne staff to determine the optimum way to integrate the businesses without disrupting customer relationships and operating practices.

The key outcomes of the review were:

- shift of the fragmented Faulding Finance, IT, HR and Legal services in Australia into the Mayne centralised model, including the progressive conversion of core financial systems to the SAP platform;
- integration of the Faulding warehouse and transport activities with Mayne Logistics and an associated plan for warehouse consolidation; and
- the combination of the management of pharmacy retailing and wholesaling and medical centres into one business unit.

12 Healthcare Services

Banner Group Membership

	Jun-01	Dec-01
Terry White Chemists	97	98
Chem mart	255	242
HealthSense	105	97
Medicine Shoppe	7	8
	464	**445**
Synergy (unbranded)	118	132
	582	**577**

In the last six months, the total number of operational banner group members reduced by 5 with a reduction in the number of Chem mart and HealthSense members being offset by an increase in Synergy membership. Following the completion of the acquisition of Faulding, new membership inquiries have returned to normal levels, particularly in the Terry White Chemists category.

The membership numbers detailed above exclude the pipeline of potential new stores that are in various stages of development. Numbers previously reported by Faulding included stores in the "pipeline".

Pharmacy Guarantee Scheme

($m) Recourse	Limit	Utilisation	Contingent Liability
10%	875	768	77
25%	100	4	1
100%	6	3	3
	981	**775**	**81**

Through the pharmacy guarantee scheme, Mayne guarantees pharmacists' borrowings for the purchase of pharmacies and the funding of working capital with varying levels of recourse. The contingent liability (the maximum potential loss amount if all of the loans default without any asset recovery) was $81 million at the end of December. The magnitude of the contingent liability is consistent with that reported at the end of June 2001, the increased limit utilisation is offset by a reduction in the value of loans where recourse was greater than 10%.

Sales Revenue



1,000
950
900
850
800
($m)
918.7
881.9
983.6
1H01
2H01
1H02

Healthcare Services revenue of $983.6 million was 7.1% above the prior corresponding period and 11.5% above 2H01. Comparing the last six months growth with the growth in PBS outlays for the same period, confirms that distribution market share has been maintained despite the uncertainties regarding ownership of Faulding and a concerted effort by competitors, particularly in relation to the extension of credit terms to buy market share.

EBIT Margin


3.0%
2.5%
2.0%
1.5%
1.0%
0.5%
0.0%
2.66%
2.83%
2.53%
1H01
2H01
1H02

Despite strong revenue growth, EBIT margin - before the impact of Mayne acquisition goodwill amortisation – was 13 basis points below the prior corresponding period.

In the core distribution business, the volume benefit from increased sales was offset by increased warehouse labour costs. Following a initial review by Mayne Logistics of staffing practices, labour levels have been addressed resulting in a $1.5 million reduction in costs with further savings anticipated.

In addition, the result reflects a lower contribution from ancillary services, including pharmacy IT (where there were increased costs associated with integrating the group's point of sale systems) and retail services (due to lower income from new banner group members).

During the period Orion, the new core IT platform, was rolled out and all states now function on the warehouse, finance and distribution modules. The sales, inventory and pricing modules are being rolled out progressively.

13 Consumer

Sales Revenue


120
110
100
90
80
70
60
50
($m)
101.9
107.8
105.3
1H01
2H01
1H02

Revenue increased by 3.3% versus the prior corresponding period. This reflects the combination of strong volumes in marketed products, partially offset by a reduction in contract manufacturing sales.

Growth in Vitamin and Mineral Supplements (VMS) sales occurred across all brands and market share was maintained. Demand in this category continues to recover following the impact of the GST on sales in the prior corresponding period.

Following the launch of the Banta brand of sunscreens in the 2001 financial year, sales have increased without impacting sales of the Banana Boat brand. However, the mild start to summer and the Sydney bush fires have impacted sales. In the last 12 months contract manufacturing sales have fallen by approximately $5 million with contract volume in the creams plant in Salisbury reduced to ensure sufficient capacity for local sunscreen production. Following the reformulation and repackaging of the Sea & Ski range, the product is currently being re-launched in North America with demand sales meeting expectations.

Sales in the Personal Wash segment were on plan, however softer volumes were experienced in the contract segment with one customer reducing consumption in preparation for the introduction of a new product in the market place and the loss of a mid size customer to an offshore competitor.

EBIT Margin


15%
14%
3%
12%
11%
10%
13.7%
13.3%
12.1%
1H01
2H01
1H02

EBIT margin – before the impact of Mayne acquisition goodwill amortisation – was 160 basis points below the prior corresponding period, primarily reflecting the impact of lower contract manufacturing volumes and manufacturing variances in the Virginia and Shepparton facilities.

VMS production costs increased following the consolidation of production and packaging operations from three sites to the Bullivants site in Virginia, Queensland, and the commencement of tablet production of some products that had previously been out-sourced. This has led to higher raw material costs during commissioning and inventory build as well as higher overheads during the commissioning phase. Facility relocation was completed by the end of December and costs are expected to return to historic levels in the next 6 months.

During 1H02, production of personal wash products in the Shepparton facility increased by 15% on an annualised basis, reflecting a full period relocation of production of the Campbell Brothers facility that was acquired in December 2000. The benefit of this increase in production was partially offset by higher raw material costs.

14 Hospital Pharmaceuticals

Geographic Expansion

	Jun-00 (12 mths)	Jun-01 (12 mths)	Dec-01 (6 mths)
Americas	17	26	0
EMEA	48	37	13
Asia Pacific	38	38	12
	103	**101**	**25**

Geographic expansion represents the approval of products already registered in a major market into other countries within that market. In the period 2000 - 2001 geographic expansion was driven by expansion into Latin America, the Middle East and S.E. Asia. Whilst in the last six months the number of registrations in both EMEA and Asia Pacific have reduced, these registrations have been in the markets of central Europe, such as France and Spain where the potential market is significant.

New Product Approvals

	Jun-00 (12 mths)	Jun-01 (12 mths)	Dec-01 (6 mths)
Americas	8	3	4
EMEA	4	7	2
Asia Pacific	3	4	5
	15	**14**	**11**

New product approvals relate to the first time a new drug, or existing drug in a new presentation is introduced into a major regional market (US or Canada, Australia or Europe). To complement in-house development programs there is increasing focus on in-licensing products, particularly in the Asia Pacific region where due to the market size, it is beneficial for large, offshore pharmaceutical companies to partner with local regional manufacturers.

Of the 4 approvals in the Americas, 2 were in Canada including the highly successful launch of pamidronate in where a substitution rate in-excess of 80% had been achieved by December.

In EMEA, the approval for amiodarone was received and the product was launched in January 2002. This product has the largest potential US branded pharmaceutical market of all products approved in the last 5 years.

Revenue


($m)
200
190
180
170
160
150
140
130
120
110
100
156.9
171.5
191.7
1H01
2H01
1H02

Revenue for 1H02 of $191.7 million was 22.2% above the prior corresponding period and 11.8% above the 2H01 result. This reflects the impact of geographic diversification and new product approvals including significant growth in the production of in-licensed products at Mulgrave for US pharmaceutical companies. As a result of geographic diversification, the business is no longer over-reliant on any particular region. In the last six months, 40% of revenue was derived from Asia Pacific, 36% from EMEA and the remainder from North

Product Pipeline

	Number	US Brand Market Value (US$m)
Pending Approval		
- US	5	994
- Canada/Australia/UK	7	1,366
	12	**2,360**
Under Development (for filing by June 2003)	6	1,480
	18	**3,840**

Currently there is a strong product pipeline in terms of the number of products and their US brand market value. In the US, 5 existing products, including pamidronate have approvals pending. Based upon IMS data (year ending Sep-01) the US market for branded equivalents of these 5 products is valued at almost $US1 billion (almost 40 times the value of sales achieved by this business in the US in the last six months). Of the 7 new products pending approval in either Canada, UK or Australia, paclitaxel in EMEA and carboplatin in Australia are significant in that they each relate to US branded injectible markets of greater than US$500 million per annum.

Results for the
half year
to December 2001

Mr Peter Smedley

Group Managing Director and
Chief Executive Officer

Sustained profitability improvement

- Underlying profit $92 million ▲ 99.6% on Dec 00
- Underlying EPS ▲ 19.7% despite significant increase in issued shares
- Improved underlying free cash flow, effectively ungeared balance sheet
- Successful integration of acquisitions
  - Faulding added significant new income streams, growth platform
  - strong pharmaceuticals performance
- Hospitals EBITDA margin up 70 basis points on Jun 01

Sustained profitability improvement

(A$m)	Dec 00	Jun 01	Dec 01
Reported NPAT	**118.5**	**43.1**	**95.8**
Unusual items	72.4	(17.2)	3.8
NPAT	**46.1**	**60.3**	**92.0**

Underlying NPAT ▲ 99.6%

(A$m)	Dec 00	Jun 01	Dec 01
EBIT	100.6	110.6	139.3
Net interest expense	26.1	16.3	9.2
Tax expense	27.2	31.3	35.4
Minority interests	1.2	2.7	2.7
NPAT	**46.1**	**60.3**	**92.0**
Amortisation of intangibles	14.1	12.6	25.9
NPAT (pre-amortisation of intangibles)	**60.2**	**72.9**	**117.9**

Underlying EPS ▲ 19.7%



A cents
20
15
10
5
0
3.8
3.2
4.3
12.7
14.1
15.2
Dec 00
Jun 01
Dec 01
Amortisation of intangibles
EPS

Underlying sales revenue ▲ 67%



A$m
2500
2000
1500
1000
500
0
325
5
1330
1504
2221
Dec 00
Jun 01
Dec 01
Discontinued
Underlying

Underlying EBIT ▲ 57%

(A$m)	Dec 00	Jun 01	Dec 01
Health care	59.3	76.2	83.2
Faulding[1]	-	-	28.2
Logistics			
- Australia	26.0	29.4	26.0
- Canada	7.3	7.8	8.3
Unallocated	(3.7)	(4.3)	(6.2)
EBIT	**88.9**	**109.0**	**139.5**
Discontinued services	11.7	1.6	0.2
Reported EBIT	**100.6**	**110.7**	**139.3**

[1] 3 months contribution

Net debt and interest expense reduced


A$m
800
700
600
500
400
300
200
100
0
7.14%
7.39%
6.09%
Dec 00
Jun 01
Dec 01
Average net debt
Interest expense

Underlying EBITDA ▲ 56%


A$m
240
220
200
180
160
140
120
100
10.9%
12%
10.2%
Dec 00
Jun 01
Dec 01
EBITDA
EBITDA margin

Stable asset base – capital expenditure in line with D&A



A$m
50
40
30
20
10
0
46.8
28.4
22.2
18.5
26.0
18.4
6.6
0
Health care
Logistics
Faulding
Other
Capital expenditure
D&A

Improving underlying cash generation

(A$m)	Reported	Dec 01 Adjs.	Normalised
Receipts	2,127	0.0	2,127
Payments	(1,981)	24.2	(1,957)
	146.0	**24.2**	**170.2**
EBITDA	**226.8**	**0.0**	**226.8**
Change in working capital	(80.9)	24.2	(56.6)
Funds from operations	**146.0**	**24.2**	**170.2**
Net interest paid	(10.5)	0.0	(10.5)
Income taxes paid	(48.9)	12.0	(36.9)
Net capital expenditure	(70.2)	0.0	(70.2)
Net dividends paid	(24.0)	0.0	(24.0)
Free cash flow	**(7.6)**	**36.2**	**28.6**

Working capital reconciliation

Sources / (Uses) Cash	**(A$m)**
Trade debtors	(58.1)
Other debtors	7.1
Inventory	(22.0)
Pre-payments	(9.6)
Trade creditors / other creditors	26.0
	(56.6)

Robust health care demand

	Dec 00	**Jun 01**	**Dec 01**
Hospital admissions ('000s)	222.6	278.3	298.3
Pathology episodes (millions)	2.44	2.49	2.52
Imaging examinations (millions)	0.68	0.72	0.68

Hospitals positioned for sustained improvement

- Improving EBITDA margin not funding reliant
- Sound external environment
  - strong demand
  - initial benefits of improving funding environment
- Underlying business improvement
  - reducing ALOS
  - benefit of increasing asset utilisation
- Benefits of completed IT initiatives evident
  - infrastructure
  - product costing / clinical pathway management
- Initiatives to attract and retain quality nursing staff

Hospitals – continued improvement in EBITDA margin



%
14
13
12
12.6
12.9
13.6
Dec 00
Jun 01
Dec 01

Diagnostics – business improvements offset funding pressure

- Pathology
  - higher cost of servicing
  - improved efficiency
  - initiatives to counteract industry fee cuts
- Imaging
  - improvements in operating efficiency
  - benefits of strategic initiatives emerging
  - growth from hospital network
  - acquisitions to complement network

Diagnostics EBITA margins



%
16
14
12
10
8
6
4
2
0
14.5
15.4
13.7
11.6
10.5
8.2
Dec 00
Jun 01
Dec 01
Pathology
Imaging

Expanded presence in medical centres

	Centres	GPs
Victoria	7	46
New South Wales / ACT	13	126
Queensland	10	87
Western Australia	7	67
Corporate health centres	7	5
	44	**331**

Solid logistics performance

- Stable revenues
  - growth / diversification to offset some impact of CSA tender
  - Asian growth
- New express IT system fully operational in Australia
  - rollout in Canada underway

Logistics revenue – Australia / Pacific


A$m
500
450
400
350
300
250
200
150
100
50
0
151.9
149
147.1
194.2
185.5
192.7
Dec 00
Jun 01
Dec 01
Cash
Express
Contract

Logistics revenue – Canada


A$m
190
170
150
130
110
175.0
186.3
177.6
Dec 00
Jun 01
Dec 01

Logistics – EBITDA margins



%
18
16
14
12
10
8
6
4
15.4
17.1
16.4
7.6
8.6
7
6.1
6.4
7.9
Dec 00
Jun 01
Dec 01
Cash
Contract / express
Australia / Pacific
Canada

Strong Faulding contribution (3 months)

(A$m)	Revenue	Faulding EBIT	Goodwill amortisation	Reported EBIT
Healthcare Services	498.1	12.6	3.7	9.0
Consumer Products	55.4	6.7	1.2	5.5
Hospital Pharmaceuticals	98.1	20.8	7.0	13.7
	651.6	**40.1**	**11.9**	**28.2**

Faulding integration on track

Corporate

- Delivered $18m+ savings indicated in bidder's statement
- Head office integration completed end December

Business

- Strategic review by Faulding / Mayne team
  - focus on integration while protecting customer relationships and operating practices
- Key outcomes
  - finance, IT, HR and legal services → shared services model
  - progressive conversion of core financial systems to SAP platform
  - integration of warehouse and transport activities with Mayne Logistics
  - creation of Primary Care business unit

Faulding Healthcare Services

- Strong core distribution business
  - maintained market share during transition
- Revenue growth not converted to margin expansion
  - short-term labour overruns addressed
    - leveraging Mayne Logistics expertise
  - lower contribution from ancillary services
    - pre-acquisition uncertainty impacted retail brand membership growth
    - increased pharmacy IT costs
- New core IT platform
  - warehouse, finance & distribution modules fully operational
  - progressive rollout of sales & inventory modules
- Short-term margin growth potential

Consumer Products

- Vitamin and mineral supplements
  - demand recovery following Dec 2000 GST impact
  - site consolidation complete at Virginia, Qld
    - in-sourcing of tablet production commenced
    - production cost increases during start-up and inventory
- Sunscreens
  - total market share has increased
    - contract business shed to free up plant capacity
  - initial success of Sea & Ski relaunch in US
- Personal wash products
  - increased production offset by higher tallow prices / lower contract sales

Hospital Pharmaceuticals

- Mayne identified strategic appeal of Faulding injectables
  - diverse global revenue base – opportunities for growth
  - strong market position, particularly in Australia and UK
  - diversification of payors
  - strategic and commercial relationships with Mayne hospitals
- Verified by Mayne's post-acquisition due diligence and valuation

Hospital pharmaceuticals – platform for revenue growth

- Strong revenue growth position
  - $98.1 million
  - geographic diversification
- Strong bases for growth
  - new product approvals
  - in-licensing growth
  - strong product pipeline

Hospital pharmaceuticals – new product approvals

	Jun 00 (12 mths)	Jun 01 (12 mths)	Dec 01 (6 mths)
Americas	8	3	4
EMEA	4	7	2
Asia Pacific	3	4	5
Total	**15**	**14**	**11**

Hospital pharmaceuticals – product development pipeline

- 12 new products pending approval in 4 major markets (US, Canada, UK, Australia)
  - 5 product approvals pending in US
- 6 new products under development for filing by 30 June 2003

Capital structure supports strategic objectives



Net debt / net debt + equity
%
25
20
15
10
5
0
14.6
23.6
4.3
Dec 00
Jun 01
Dec 01

Results for the half year to December 2001

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MAYNE GROUP LIMITED

By: /s/ Karen Kee

Name: Karen Kee
Title: Manager, Group Secretarial Services

Date: 4 April 2002